INVEST IN **CORVIDANE**

Developing a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH

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corvidane.com   New York NY

Technology | Minority Owned | Life Science | Healthcare | Bio Tech

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Highlights

1. CEO designed trials for Vascepa®, which reduces heart attack and stroke risk for high triglycerides.
2. Awarded $700k from Dutch government to perform more studies on our drug Corvida™'s potential.
3. Results of Corvida™'s affect on genes associated with atherosclerosis due in 2022.
4. Funds raised will lead to PreIND meetings with the FDA to ensure acceptability of human trials.
5. Corvida™'s components are designated GRAS (Generally Regarded as Safe) by the FDA.
6. Corvida™ is protected by patents in the US and Japan and are owned by the company.
7. This is an opportunity for you to impact global health and potentially realize significant financial gains.

Our Team



Paresh Soni CEO

20+ years of executive pharmaceutical experience in Cardiovascular diseases and NASH that includes Amarin, Alexion, Pfizer and Albireo. Led the NDA submission and approval of Vascepa®, designed and launched the landmark REDUCE-IT study.



Damion Boyer Co-Founder / COO

6 years experience as CEO of Corvidane. Responsible for initiating Corvidane's NASH program and forging strategic alliances in the U.S. and Europe, which includes UMC Utrecht and resulted in a non-dilutive subsidy from the Dutch government.



Peggy (Berry) Durst VP of Regulatory

28 years of Regulatory experience that includes 5 years with Amarin. Developed and operationalized FDA Regulatory strategy for Vascepa®. Managed clinical trial submissions in the U.S., the EU and Canada.

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Pitch



Corvidane
An Innovative Approach to Treating Heart and Liver Diseases



TABLE OF CONTENTS
SUMMARY 4
INTRODUCTION 5
PROBLEM 6
SOLUTION 7
HOW IT WORKS 8
RESEARCH/PATENTS 9
MARKETS 10
COMPETITION 12
BUSINESS MODEL 13
USE OF FUNDS 14
RETURN ON INVESTMENT 15
TEAM 16
GLOSSARY 17
APPENDIX 18



RISK
Like any investment, an investment in Corvidane involves risk.
The primary risk of any drug in development is Regulatory approval (e.g. FDA).
Two leading causes of failure in drug development are safety and efficacy. To minimize safety risks, Corvida™ uses molecules that are Generally Regarded As Safe (GRAS) by the FDA. These molecules are well tolerated in humans with minimal side effects as supported by a number of independent, peer-review, published studies.
To minimize the risk associated with efficacy and to improve the likelihood of Regulatory approval, Corvidane has assembled a team involved with the successful development and approval of a similar drug.
Investor risk has been further reduced through the use of non-dilutive funding.
Forward-Looking Projections Cannot Be Guaranteed



Corvidane is a unique investment opportunity where you can directly improve the lives of millions.
Our innovative approach to treat heart and liver diseases is built upon strong Preclinical Science (in-house data and literature studies) and uses molecules with an established safety profile.
SUMMARY
Our team and partners have the expertise and experience to successfully execute our business strategy and realize a return on your investment.
We hope that you will support us in our mission to improve global health.
4



INTRODUCTION
Corvidane is developing Corvida™, a safe and effective drug to prevent:
THE TWO LEADING CAUSES OF DEATH GLOBALLY
#1 Heart Attack 1,2
9M LIVES LOST ANNUALLY 2
#2 Stroke 2,3
6M LIVES LOST ANNUALLY 2

THE #1 CAUSE OF LIVER TRANSPLANTS IN THE *U.S.*

#1 Nonalcoholic Steatohepatitis (NASH)[4]

AFFECTS 5% OF U.S. ADULTS[5]

The potential to address these unmet needs makes Corvidane a unique investment opportunity.

PROBLEM

Diseases of lipid metabolism + inflammation:

ATHEROSCLEROSIS



The buildup of fats and cholesterol (i.e., plaque) in artery walls that, when accompanied by inflammation, obstructs blood flow.

A major factor in heart attacks and strokes, the leading causes of death globally.

NASH


Healthy liver
NAFLD (fat accumulation)
NASH (fat + inflammation)
Fibrosis (scarring)
Cirrhosis (permanent damage)

An accumulation of excess liver fat accompanied by inflammation and cell damage, which can cause fibrosis and lead to cirrhosis and liver cancer.

NASH is the leading cause of liver transplants in the U.S.

SOLUTION

A drug that is safe and can improve lipid metabolism and reduce inflammation.

Corvida™ contains two fatty acids: an **Omega-7** and an **Omega-9**. Both are Generally Recognized as Safe (GRAS) by the FDA.

FDA GRAS APPROVED



OMEGA-7 (palmitoleic acid)

- Associated with preventing atherosclerosis and non-fatal heart attacks.
- Improves metabolic function of the liver and associated with improved insulin sensitivity.

OMEGA-9 (oleic acid)

- Associated with low blood pressure.
- Has beneficial effects on autoimmune and inflammatory diseases.



HOW IT WORKS

Studies have shown that some Omega-7s and Omega-9s can improve lipid metabolism by making the lipids in the body more fluid or easier to metabolize. We selected Omega-7s and Omega-9s that also have anti-inflammatory properties to maximize the health benefit.



Fatty Acid	Omega	Size	Double Bonds
Palmitoleic	7	16 Carbon Atoms	1
Oleic	9	18 Carbon Atoms	1
EPA	3	20 Carbon Atoms	5
DHA	3	22 Carbon Atoms	6

Corvida™ uses Omega-7 and Omega-9 fatty acids, which are smaller (fewer carbon atoms) and more capable of entering cells than Omega-3s.

Omega-7 and Omega-9 fatty acids have fewer double bonds and are less easily oxidized (or otherwise damaged).[7]

Corvida™ is not an Omega-3 fatty acid drug, which is often used to reduce triglyceride levels in the body.

RESEARCH AND PATENTS



Completed studies have shown promising clinical results:

- Cleveland Clinic — Corvida™ effective in treating atherosclerosis in ApoE-/- mice
- Case Western Reserve University — Improved metabolic processing of lipids in rodent model
- Proved human safety of diet high in monounsaturated fats; Improved lipid profile
- TNO — Active pharmaceutical ingredient sourced from algae superior in ApoE3 mice

Intellectual Property Status and Assets:

- uspto — U.S. Patent issued for "…a composition and method to treat atherosclerosis"
- 特許庁 — Japan Patent Granted for "…composition and use for treating atherosclerosis."
- Atherosclerosis patent applications pending in The EU, China, India, Brazil and Canada.
- NASH provisional application filed in the U.S.



ATHEROSCLEROSIS

Targeting at-risk population actively using cholesterol lowering (statin) therapies.[13, 1]

MARKETS


80M PEOPLE WITH CARDIOVASCULAR DISEASE IN THE U.S.
40M STATIN USERS IN THE U.S.
~6M CORVIDA™ EST. U.S. MARKET SHARE
~3M CORVIDA™





EST. MARKET
SHARE ROW

10

MARKETS



17M ADULTS IN THE U.S. HAVE NASH
4M PEOPLE IN THE U.S. WITH NASH AND STAGE F2-F3 FIBROSIS
~1M CORVIDA™ EST. U.S. MARKET SHARE
~350K CORVIDA™ EST. MARKET SHARE ROW



NASH
Targeting NASH patients with or without Type 2 diabetes.15,16
UP TO 60% OF TYPE 2 DIABETICS HAVE NAFLD OR NASH14

COMPETITION

NASH

Northsea Therapeutics
Icosabutate

- Derived from EPA, an omega-3 fatty acid sourced from fish
- Currently in Phase 2 human studies targeting NASH patients with F2-F3 fibrosis
- Reduces triglyceride levels, but may increase cholesterol levels

ATHEROSCLEROSIS

Amarin
Vascepa
(Icosapent Ethyl)

- Derived from EPA, an omega-3 fatty acid sourced from fish.
- Originally approved to lower triglycerides.
- Shows the most potential of approved drugs to treat atherosclerosis (EVAPORATE study).

Affimune
Epaleauton
(15 hydroxy EPA)

- Synthetic derivative of EPA
- Reported to show decreases in Atherosclerotic plaques in the LDLr-/- mouse
- Shown to lower triglycerides and help regulate insulin/glucose in humans

12

BUSINESS MODEL

RETURN ON INVESTMENT THROUGH THE SALE OR LICENSE OF CORVIDA™

Major pharmaceutical companies sometimes innovate through licensing or acquisition of smaller companies when the groundwork is completed and the venture has been de-risked, often after Phase 2 studies.



Promising fatty acid therapeutics have fueled significant business development activity:
GSK acquired Reliant Pharmaceuticals for $1.7B for their omega-3 fatty acid drug Lovaza®
Northsea Therapeutics licensed Pronova's omega-3 compound (Icosabutate), raised a total of €65M to conduct clinical studies
Astra Zeneca acquired Omthera for $343M for their omega-3 fatty acid drug Epanova®
Gilead combined Amarin's omega-3 fatty acid drug Vascepa® for inclusion in their NASH combo therapy trials
Pfizer enters into promotional agreement with HLS Therapeutics for Vascepa® in Canada

Forward-Looking Projections Cannot Be Guaranteed

CORVIDANE IS WELL-POSITIONED TO TAKE ADVANTAGE OF THIS MODEL

CORVIDANE IS RAISING FUNDS TO OBTAIN MORE DATA AND A FORMAL FDA RESPONSE FOR CORVIDA™'S REGULATORY PATH.

$280K RELEASES APPROXIMATELY $700K IN SUBSIDIES FOR STUDIES WITH UNIVERSITY MEDICAL CENTER UTRECHT

UMC Utrecht Health~Holland

USE OF FUNDS

The UMCU studies will:
- Use genetic analysis to predict the efficacy of Corvida™ in human tissues and cells.
- Demonstrate Corvida™'s ability to treat both atherosclerosis and NASH simultaneously in the LDLr-/- mouse.

These data will then be used for PreIND meetings with the FDA.

Funds will also be used to cover:
- Operations
- Legal, accounting, market research
- Manufacturing/CMC
- Toxicology Studies
- Personnel

14

RETURN ON INVESTMENT

OUR GOAL IS TO DELIVER INVESTORS' ROI WITHIN 3-5 YEARS. THIS IS MOST LIKELY TO OCCUR AFTER PHASE 2 STUDIES, BUT MAY OCCUR SOONER.



Health~Holland
$280k of Capital Activates ~$700k in Non-Dilutive Funding
EXIT: Sale or License
Y1
Y2
Y3
Y4
UMCU STUDIES
MANUFACTURING + CMC
FDA PREIND MEETINGS
IND-ENABLING STUDIES
FDA IND FILING
$1M


PHASE 2 STUDIES
$1M
$8M
$?M

Forward-Looking Projections Cannot Be Guaranteed

TEAM

Dr. Paresh Soni, MD, PhD – CEO & Chief Medical Officer

20+ years executive pharmaceutical experience, including **Amarin**, Alexion, Pfizer and Albireo. Led NDA approval of Vascepa®.



Damion J. Boyer – Co-Founder & COO

6 years as Corvidane CEO. Initiated Corvidane's NASH program and forged strategic alliances in the U.S. and Europe.



Peggy J. Berry – Vice President of Regulatory Affairs

28 years of regulatory experience, incl. 5 years with **Amarin**. Developed and implemented regulatory strategy for **Vascepa®**.



Patrice Binay, PhD – Vice President of Chemistry and Manufacturing

32 years of pharmaceutical fine chemistry experience.



John M. Burke - Co-Founder and Inventor of Corvida™

46 years chemical engineering expertise.



Menno Van Burken, PharmD – Vice President of Commercial Strategies

32 years of pharmaceutical experience, including 17 years with Pfizer.



GLOSSARY

KEY TERMS + PHRASES

ApoE3 Leiden mouse – A mouse model developed to study lipid lowering and diabetic drugs
ApoE-/- mouse – A mouse model developed to study Atherosclerosis
Cirrhosis - Late stage of scarring (Fibrosis) of the liver caused by many forms of liver diseases and conditions
DHA - Docosahexaenoic Acid, an omega-3 fatty acid that contains 22 carbon atoms and 6 double bonds. Often used in combination with EPA
CMC – Chemistry, Manufacturing and Controls. Defines the manufacturing process, specifications and stability of the product. Also defines the design, qualification, operation and maintenance of manufacturing facilities and support facilities.
Double bonds – A chemical bond between two atoms that share two pairs of electrons. Indicative/Associated with higher oxidation.
EPA - EicosaPentaenoic Acid, an omega-3 fatty acid that contains 20 carbon atoms and 5 double bonds.
EVAPORATE Study – A study of Amarin's Vascepa®, a pure form of EPA. This study showed a significant reduction in atherosclerotic plaque levels.
Fatty Acid - The building blocks of the fat in our bodies and in the food we eat. During digestion, the body breaks down fats into fatty acids, which can then be absorbed into the blood.
FDA – The Food and Drug Administration, a U.S. government agency responsible for assuring the safety of drugs, vaccines and biologics.
Fibrosis – The thickening or scarring of tissue. NASH has Fibrosis stages ranging from 0 (None) to 4 (cirrhosis).
IND Enabling Studies – Conducted to evaluate potential toxicity risks prior to human studies and to estimate starting doses for clinical trials.
IND Filing – Investigational New Drug Application filed for permission to start human clinical trials
Inflammation - A localized protective reaction of tissue to irritation, injury, or infection
Insulin Sensitivity – Describes how sensitive the body is to insulin. High I.S. allows cells to use blood glucose efficiently, reducing blood sugar.
LDLr-/- mouse – Developed for Diabetes, Obesity, Cardiovascular, Metabolism and Lipid Metabolism research. Will develop Atherosclerosis and NASH.
Lipids – Fats, waxes, oils, hormones, and certain components of membranes. Function as energy-storage molecules and chemical messengers
Metabolism - The breakdown of food and its transformation into energy
Monounsaturated Fatty Acids – MUFA have only 1 double bond
Omega 3, 7, 9 – The omega number refers to the number of carbon atoms from the terminal end of a fatty acid to the first double bond.
Oleic Acid – An omega-9, monounsaturated fatty acid.
Oxidize - Process by which fatty acids are broken down by various tissues to produce energy.
Palmitoleic Acid - An Omega 7 Monounsaturated fatty acid
Pharmacokinetic Study – Observes how an organism affects a drug (from administration to absorption, distribution, metabolism and excretion from the body).
Phase 1 Study – Evaluate a drug's overall safety and determine the safest dose. Usually 20 to 100 healthy volunteers with the disease/condition.
Phase 2 Study - Study on a larger group of people (up to several hundred) with the disease/condition, to see if it's safe and effective.
Phase 3 Study - Confirm the efficacy of drugs that have successfully completed Phases 1 and 2. Monitor side effects and ensure safe use.
PreIND Meeting - A meeting with the FDA to ensure acceptability of a drug development plan and planned human clinical trials.
Polyunsaturated Fatty Acids - PUFA that have more than 1 double bond, prone to oxidations, etc.
ROW - Rest of the World
TNO - The Netherlands Organization for Applied Scientific Research
Toxicology – Studies that characterize the toxicity profile of a drug by identifying its impact on organ structure and / or functionality.
Triglycerides –A type of fat (lipid) found in your blood. When you eat, your body converts any calories it doesn't need to use right away into triglycerides. The triglycerides are stored in your fat cells. Later, hormones release triglycerides for energy between meals.

APPENDIX

CITATIONS

1. American Heart Association.
2. World Health Organization.
3. American Stroke Association.
4. "Nonalcoholic Fatty Liver Disease 2020: The State of the Disease", T.G. Cotter, M. Rinella, Gastroenterology, 2020.
5. "Global epidemiology of nonalcoholic fatty liver disease-Meta-analytic assessment", Younossi ZM, Koenig AB, Hepatology 2016.
6. "Prevention of atherosclerosis by bioactive palmitoleate through suppression of organelle stress and inflammasome activation", Ismail Çimen, Begüm Kocatürk, Science Translational Medicine 28 Sep 2016: Vol. 8, Issue 358, pp. 358ra126 DOI: 10.1126/scitranslmed.aaf9087
7. "Dietary Palmitoleic Acid Attenuates Atherosclerosis Progression and Hyperlipidemia in Low-Density Lipoprotein Receptor-Deficient Mice", Zhi-Hong Yang 1, Milton Pryor, Mol. Nutr. Food Res. 2019 Jun;63(12):e1900120
8. "Adipose tissue palmitoleic acid is inversely associated with nonfatal acute myocardial infarction in Costa Rican adults", D Luan, D Wang, PMID: 30207271 PMCID: PMC6136248 DOI: 10.1016/j.numecd.2018.05.004
9. "Is Palmitoleic Acid a Plausible Nonpharmacological Strategy to Prevent or Control Chronic Metabolic and Inflammatory Disorders?", Camila O. de Souza,* Gretchen K. Vannice, DOI: 10.1002/mnfr.201700504, Mol. Nutr. Food Res. 2018, 62
10. "Circulating palmitoleate strongly and independently predicts insulin sensitivity in humans", Stefan N, Kantartzis K, (2010) Diabetes Care 33:405–407
11. "Oleic acid content is responsible for the reduction in blood pressure induced by olive oil", S. Terés,* G. Barceló-Coblijn, Proc. Natl. Acad. Sci. U S A. 2008 Sep 16; 105(37): 13811–13816
12. "An overview of the modulatory effects of oleic acid in health and disease", Helioswilton Sales-Campos, Patricia Reis de Souza, PMID: 23278117 Mini Rev Med Chem 2013 Feb;13(2):201-10
13. Centers for Disease Control and Prevention.
14. American Diabetes Association.
15. "NAFLD as a continuum: from obesity to metabolic syndrome and diabetes", A. Godoy-Matos, W. Silva Júnior, Diabetol Metabolic Syndrome 2020; 12: 60. PMCID: PMC7359287
16. "Modeling NAFLD disease burden in China, France, Germany, Italy, Japan, Spain, United Kingdom, and United States for the period 2016–2030", C. Estes, Quentin Anstee, Joern Schattenberg, Journal of Hepatology, Volume 69, Issue 4, October 2018, Pages 896-904

EXTRAORDINARY CLINICAL AND COMMERCIAL SUCCESS AWAITS.

"WE WILL MEET THE CHALLENGE."
– DR. OHENEBA BOACHIE-ADJEI

THANK YOU

Corvidane

paresh@Corvidane.com
damion@Corvidane.com